SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: September 26, 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

FOR IMMEDIATE RELEASE

SBS REMINDS SHAREHOLDERS TO SUBMIT PROXIES BY

SEPTEMBER 28 IN ORDER TO BE COUNTED FOR OCTOBER 3

EXTRAORDINARY GENERAL MEETING TO CONSIDER PROPOSED

ACQUISITION BY PERMIRA AND KKR

Luxembourg – September 23, 2005 – SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) would like to remind shareholders that, as explained in the shareholders’ circular distributed on September 1, 2005, all proxies must be received by September 28, 2005 in order for votes to be counted at the October 3, 2005 extraordinary general meeting to consider the proposed acquisition of SBS’s business by funds advised by Permira Beteiligungsberatung GmbH and funds advised by Kohlberg Kravis Roberts & Co. L.P.  Shareholders of record at the close of business on August 24, 2005 will be entitled to vote at the meeting.  Shareholders who have questions about the extraordinary general meeting, voting arrangements or who require a proxy card should contact the soliciting agent, Georgeson Shareholder, at the following telephone numbers:

Georgeson Shareholder

Toll free in the United States:  +1-866-328-5441

Banks and Brokers:  +1-212-440-9800

Callers in Europe:  00-800-5555-6666

-continued-

About SBS Broadcasting S.A.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

#  #  #  #  #

Contacts

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Chris Plunkett /Jon Lesko	Jeff Pryor
Brainerd Communicators	Pryor & Associates
Tel: +1 212 986 6667	Tel: +1 818 338 3555

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2005

SBS BROADCASTING S.A.

By:	/s/ Erik T. Moe
Name:	Erik T. Moe
Title:	General Counsel and Company Secretary